Statement of Cash Flows

GRR-ITHM, INC.

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-177,001.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20000 Accounts Payable	87,695.41
20110 Salary Unpaid - S Cote	700,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$787,695.41**
Net cash provided by operating activities	**$610,693.87**
INVESTING ACTIVITIES	
18000 Due TO/FROM Shareholder	1,316.00
Net cash provided by investing activities	**$1,316.00**
FINANCING ACTIVITIES	
32000 Retained Earnings	-700,000.00
33000 Common Stock - Earned	95,834.00
Net cash provided by financing activities	**-$604,166.00**
NET CASH INCREASE FOR PERIOD	**$7,843.87**
Cash at beginning of period	**$26.84**
CASH AT END OF PERIOD	**$7,870.71**